Exhibit (a)(1)(xv)

FORM OF COMMUNICATION REGARDING THE RESULTS OF THE EXCHANGE PROGRAM

Date:

To:	[Eligible Employees]

From:	Weight Watchers International, Inc.

Re:	Results of the Exchange Program

The Exchange Program expired at 5:00 p.m., New York City time, on June 22, 2015. Pursuant to the Exchange Program, Eligible Employees tendered, and Weight Watchers accepted for cancellation, Eligible Options to purchase an aggregate of [●] shares of Weight Watchers common stock from [●] participants, representing approximately [●]% of the total shares of common stock underlying Eligible Options. On June 22, 2015, Weight Watchers granted Replacement Options to Eligible Employees to purchase [●] shares of common stock in exchange for the cancellation of the Eligible Options. The exercise price per share of the Replacement Options granted in the Exchange Program was equal to $[●], which is the greater of (x) the closing price per share of the Company’s common stock on the NYSE on the grant date of the Replacement Options and (y) the average closing price per share of the Company’s common stock on the NYSE for the five trading day period immediately preceding and including such grant date.